Exhibit 99.73

For Immediate Release	November 23, 2020

The Valens Company Receives Health Canada License Amendment to Commence Operations at Second White Label and Custom Manufacturing Facility in Kelowna

Kelowna, B.C., November 23, 2020 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a global leader in the end-to-end development and manufacturing of innovative, cannabinoid-based products, announced that it has received an amendment to its existing Health Canada standard processing licence to allow operations to commence at its second manufacturing and processing facility in Kelowna, B.C. (“K2 Facility”). Through this licence amendment, The Valens Company significantly increases its production capacity and capabilities, further solidifying its position as one of the largest third-party manufacturers and distributors of premium cannabis derivative products in Canada.

Located beside the Company’s facility focused on cannabis processing (“K1 Facility”), the 42,000 square foot K2 Facility is equipped with the proprietary technologies and product manufacturing capabilities to significantly increase the Company’s output of finished cannabis derivative products to Canadian and international markets. The scalable K2 Facility holds the capacity to manufacture a wide range of product formats, including vapes, sprays, tinctures, capsules, topicals, in addition to small-scale beverage filling, to meet the growing demand for Cannabis 2.0 products.

Building on the expertise the Company has developed from its white label and custom manufacturing business, the K2 facility will optimize production and quality assurance efficiencies, and together with the K1 Facility, will rapidly increase its manufacturing footprint. In preparation for continued global expansion, the K2 Facility was built with Good Manufacturing Practices (GMP) compliance to support EU level certification. Additionally, The Valens Company has completed the expansion of its office space in the Kelowna, B.C. headquarters, located at the K1 and K2 site, to accommodate the Company's growing team of employees and strengthen the resources necessary to continue to execute its corporate strategy.

“The full build-out of our K2 facility, and now the ability to commence operations, allows us to hit a key milestone in our corporate strategy by the end of fiscal 2020, which is the significant expansion of our processing and manufacturing capacity to maintain our speed to market and cost advantage across all 2.0 product categories,” said Tyler Robson, Chief Executive Officer at The Valens Company. “The investment we have made in our white label and custom manufacturing capabilities, paired with Valens’ custom-engineered processing platform, will continue to set us apart not only domestically, but in global markets as we look to replicate the success of our business model overseas. We look forward to continuing to produce the premium and reliable derivative products our customers and consumers know us for, but with this expansion, at record speeds and in new, innovative formats.”

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052

www.thevalenscompany.com

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products. The Valens Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and product development and custom manufacturing. Valens is the largest third-party extraction company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next-generation products in development for future release. Finally, The Valens Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please visit http://thevalenscompany.com. The Valens Company's investor deck can be found specifically at http://thevalenscompany.com/investors/.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052

www.thevalenscompany.com

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Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action.

The risks and uncertainties that may affect forward-looking statements include, among others, regulatory risk, United States border crossing and travel bans, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K5
T. +1.778.755.0052

www.thevalenscompany.com

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